Exhibit 99.1

Barrick Reports First Quarter 2026 Results

Disciplined execution drives strong operational and financial performance

–

Q1 gold production of 719,000 ounces[1] beats guidance of 640,000–680,000 ounces[1], driven by strong performances at NGM and Veladero, and the ramp-up at Loulo-Gounkoto; copper production of 49,000 tonnes[1] in line with plan.

–	Gold costs per ounce were better than plan, driven by efficiencies in mining and processing: gold COS[2] of $1,922 per ounce, TCC[3] of $1,327 per ounce, and AISC[3] of $1,708 per ounce.

–

Operating cash flow of $2.55 billion increased 111% year-on-year, attributable operating cash flow of $1.97 billion increased 89% year-on-year, and attributable free cash flow[3] of $1.21 billion was up 195% year-on-year.

–	Strong earnings supported by a higher realized gold price[3]: net earnings per share of $0.96 rose 256% year-on-year, and adjusted net earnings per share[3] of $0.98 rose 180% year-on-year.

–	Gold production expected to increase sequentially throughout the year with Q2 gold production of 730,000–770,000 ounces[1]; full year production and cost guidance remains unchanged.

–	North American Barrick IPO progressing as planned, targeting completion by year end.

–	$0.175 per share quarterly dividend declared and new $3.0 billion share buyback program announced.

All amounts expressed in U.S. dollars

Toronto, May 11, 2026 – Barrick Mining Corporation (NYSE:B)(TSX:ABX) (“Barrick” or the “Company”) today reported first quarter operating and financial results for the period ended March 31, 2026. Barrick produced 719,000 ounces1 of gold and 49,000 tonnes1 of copper in the quarter. The Company generated $5.22 billion in revenue, $2.55 billion in operating cash flow, $1.97 billion in attributable operating cash flow3, and $1.21 billion in attributable free cash flow3. Net earnings per share for the quarter were $0.96, and adjusted net earnings per share3 were $0.98—up 256% and 180%, respectively, from Q1 2025.

Mark Hill, President and Chief Executive Officer, said: “We started the year with another strong quarter. Building on momentum from Q4, we operated safely and outperformed our plan on both gold production and costs. Our performance allowed us to capture even more of the higher gold price, producing significantly higher earnings and cash flow compared to a year ago. Our growth pipeline advanced, with good progress at Lumwana and Fourmile. Most importantly, we continued to improve safety.”

Mark Hill continued: “Our focus for the year is clear: continue to improve safety performance, deliver on production and cost guidance, advance our growth projects on time and on budget, and execute the North American Barrick IPO to unlock further shareholder value.”

Operational Highlights

Firm in its belief that safe delivery and operational excellence are inseparable, Barrick continued to strengthen safety practices. Senior executives initiated a new practice of participating in on-site safety briefings every quarter.

Gold production in the first quarter totaled 719,000 ounces1, exceeding the guidance range of 640,000–680,000 ounces1. Three primary factors drove our performance: strong underground mining and processing at NGM, higher throughput and grades at Veladero, and a faster than expected ramp up at Loulo-Gounkoto. Gold costs per ounce increased year-on-year primarily due to higher royalties, less favorable production mix and inflationary pressure, but came in below our plan for the quarter. Gold cost of sales (“COS”)2 for Q1 were $1,922 per ounce, compared to COS2 of $1,629 in Q1 2025. Total cash costs (“TCC”)3 were $1,327 per ounce, compared to $1,220 in the prior-year quarter. All-in sustaining costs (“AISC”)3 were $1,708 per ounce, down 4% compared to Q1 2025.

Copper production rose 11% year-on-year to 49,000 tonnes1 in the first quarter. Copper COS4 of $3.41 per pound, C1 cash costs3 of $2.57 per pound and AISC3 of $3.67 per pound were up 17%, 14% and 20%, respectively, compared to the prior-year period. Royalties tied to the higher realized copper price3 and increased site operating costs drove the increases.

Financial Highlights

Higher gold production, lower costs, and a supportive gold price drove year-on-year growth in earnings and cash generation. Net earnings totaled $1.60 billion ($0.96 per share) and adjusted net earnings3 totaled $1.65 billion ($0.98 per share), compared to net earnings of $474 million ($0.27 per share) and adjusted net earnings3 of $603 million ($0.35 per share) in the prior-year quarter. Attributable EBITDA3 for the quarter totaled $2.76 billion, an increase of 103% over the prior-year quarter, with an attributable EBITDA margin3 of 66%.

Operating cash flow, attributable operating cash flow3 and attributable free cash flow3 in the first quarter were $2.55 billion, $1.97 billion and $1.21 billion—up 111%, 89% and 195% over Q1 2025, respectively. Revenues of $5.22 billion increased 67% from $3.13 billion in the prior-year quarter.

Key Growth Projects

The Fourmile project in Nevada continued to demonstrate its potential to become a standalone Tier One Gold Asset5. With the implementation of additional safety measures, drilling activity continued through winter, adding over three months of previously unavailable drilling time. The additional drilling time is helping accelerate progress on resource definition in the southern areas and extensional opportunities. Drilling is planned to be expanded throughout 2026. Ongoing PFS studies are expected to support the potential for significant resource growth, with a full PFS expected to be completed in 2028.

Construction at the Lumwana Super Pit Expansion continued to advance on time and on budget during the quarter. The initial lift of the mill building wall was completed in Q1, with mill shells delivered to site

BARRICK FIRST QUARTER 2026	2	PRESS RELEASE

and the first loads of structural steel expected in Q2. Capital expenditure for 2026 is expected to come in at the lower end of the $750–$850 million guidance range, with total project capital anticipated at $2 billion. First copper production from the expansion remains on track for the end of Q1 2028.

Returns to Shareholders

A quarterly dividend of $0.175 per share has been declared in respect of performance for the first quarter of 2026. The Q1 2026 dividend will be paid on June 15, 2026 to shareholders of record at the close of business on May 29, 2026.

Barrick’s dividend policy targets a total payout of 50% of attributable free cash flow on an annualized basis, comprised of a fixed base quarterly dividend of $0.175 per share and a performance top-up component at each year-end based on the attributable free cash flow during the year. The dividend paid in any given year may be higher or lower than the 50% target based on the strength of cash flow, capital needs, balance sheet considerations, and other factors.

In addition to the quarterly dividend, and following solid Q1 execution and strong free cash flow, Barrick’s Board of Directors has authorized the repurchase of up to $3.0 billion of the Company’s outstanding common shares at prevailing market prices. This authorization is intended to return cash to shareholders at a time when Barrick sees exceptional value in its own shares, particularly in anticipation of the planned IPO of North American Barrick. The repurchase authorization does not oblige the Company to acquire common shares.

2026 Guidance

Barrick is on track to meet 2026 guidance. Gold production guidance for 2026 continues to be 2.90–3.25 million ounces1, with 730,000–770,000 ounces1 expected in the second quarter, further increasing in Q3 and Q4, in line with typical seasonality. Gold cost guidance for 2026, including COS2 of $1,870–$2,070 per ounce, TCC of $1,330–$1,470 per ounce, and AISC3 of $1,760–$1,950 per ounce, is based on a gold price assumption of $4,500 per ounce.

Copper production guidance for 2026 remains unchanged at 190,000–220,000 tonnes1 at copper COS4 of $3.05–$3.35 per pound, C1 cash costs3 of $2.20–$2.45 per pound, and AISC3 of $3.45–$3.75 per pound. Copper cost guidance is based on a copper price assumption of $5.50 per pound.

2026 cost guidance is based on an oil price (WTI) assumption of $70 per barrel. For every $10 per barrel change in the oil price, the direct impact on costs associated with diesel consumption is $12 per ounce across our gold operations, and $0.04 per pound across our copper sites.

North American IPO

On April 28, 2026, Barrick provided an update regarding the planned initial public offering (“IPO”) of a minority stake of a company that will hold Barrick’s North American gold assets, being Barrick’s stakes and operatorship of Nevada Gold Mines and Pueblo Viejo, as well as the Fourmile project. Barrick is on track to complete the IPO by the end of 2026, subject to market and other conditions and necessary approvals. The anticipated IPO will abide by all applicable commitments in Barrick’s Joint Venture Agreements and, while Barrick is free to pursue the IPO unilaterally, it is working closely with its Joint Venture partner, so that value is created and maximized for all.

BARRICK FIRST QUARTER 2026	3	PRESS RELEASE

Presentation and Webcast

The management team will host a live webcast and presentation today at 11:00 AM ET followed by a question-and-answer session with analysts. To join the webcast, please register here. Presentation materials will be available on Barrick’s website prior to the event with a replay available soon after.

About Barrick Mining Corporation

Barrick is a leading global mining, exploration and development company. With one of the largest portfolios of world-class and long-life gold and copper assets in the industry, Barrick’s operations and projects span 17 countries and five continents. Barrick is also the largest gold producer in the United States. We create real, long-term value for all stakeholders through responsible mining, strong partnerships and a disciplined approach to growth. Barrick shares trade on the New York Stock Exchange under the symbol ‘B’ and on the Toronto Stock Exchange under the symbol ‘ABX’.

Investor Relations Contact

Barrick Mining Corporation

Cleve Rueckert, +1 775 397 5443

cleveland.rueckert@barrick.com

Media Contact

Brunswick Group

Carole Cable, +44 (0) 20 7404 5959

barrick@brunswickgroup.com

BARRICK FIRST QUARTER 2026	4	PRESS RELEASE

Financial and Operating Highlights

	For the three months ended

	3/31/26	12/31/25	% Change	3/31/25	% Change
Financial Results ($ millions)

Revenues	5,218	5,997	(13)%	3,130	67%

Cost of sales	2,099	2,712	(23)%	1,785	18%

Net earnings[a]	1,602	2,406	(33)%	474	238%

Adjusted net earnings[b]	1,648	1,754	(6)%	603	173%

Attributable EBITDA[b]	2,760	3,084	(11)%	1,361	103%

Attributable EBITDA margin[b]	66%	64%	3%	51%	29%

Minesite sustaining capital expenditures[b,c]	380	458	(17)%	564	(33)%

Project capital expenditures[b,c]	570	630	(10)%	269	112%

Total consolidated capital expenditures[c,d]	979	1,107	(12)%	837	17%

Total attributable capital expenditures[e]	755	906	(17)%	631	20%

Net cash provided by operating activities	2,554	2,726	(6)%	1,212	111%

Net cash provided by operating activities margin[f]	49%	45%	9%	39%	26%

Attributable operating cash flow[b]	1,968	1,966	0%	1,042	89%

Free cash flow[b]	1,575	1,619	(3)%	375	320%

Net earnings per share (basic and diluted)	0.96	1.43	(33)%	0.27	256%

Adjusted net earnings (basic)[b] per share	0.98	1.04	(6)%	0.35	180%

Weighted average diluted common shares (millions of shares)	1,675	1,684	(1)%	1,725	(3)%

Debt (current and long-term)	4,726	4,703	0%	4,727	0%

Cash and equivalents	7,131	6,706	6%	4,104	74%

Debt, net of cash	(2,405)	(2,003)	20%	623	(486)%

a.	Net earnings represents net earnings attributable to the equity holders of the Company.

b.	Further information on these non-GAAP financial measures, including detailed reconciliations, is included in the endnotes to this press release.

c.	Amounts presented on a consolidated cash basis. Project capital expenditures are not included in our calculation of all-in sustaining costs.

d.	Total consolidated capital expenditures also includes capitalized interest of $29 million for Q1 2026 (Q4 2025: $19 million; Q1 2025: $4 million).

e.	These amounts are presented on the same basis as our guidance.

f.	Represents net cash provided by operating activities divided by revenue.

	For the three months ended

	3/31/26	12/31/25	% Change	3/31/25	% Change
Operating Results

Gold

Gold production (thousands of ounces)[a]	719	871	(17)%	758	(5)%

Gold sold (thousands of ounces)[a]	748	960	(22)%	751	0%

Market gold price ($/oz)	4,873	4,135	18%	2,860	70%

Realized gold price[a,b] ($/oz)	4,823	4,177	15%	2,898	66%

Gold COS (Barrick’s share)[a,c] ($/oz)	1,922	1,904	1%	1,629	18%

Gold TCC[a,b] ($/oz)	1,327	1,205	10%	1,220	9%

Gold AISC[a,b] ($/oz)	1,708	1,581	8%	1,775	(4)%

Revenue ($ millions)[a]	3,682	4,111	(10)%	2,214	66%

Attributable EBITDA ($ millions)[b]	2,480	2,708	(8)%	1,136	118%

Copper

Copper production (thousands of tonnes)[a]	49	62	(21)%	44	11%

Copper sold (thousands of tonnes)[a]	45	67	(33)%	51	(12)%

Market copper price ($/lb)	5.83	5.03	16%	4.24	38%

Realized copper price[a,b] ($/lb)	5.79	5.42	7%	4.51	28%

Copper COS (Barrick’s share)[a,d] ($/lb)	3.41	3.37	1%	2.92	17%

Copper C1 cash costs[a,b] ($/lb)	2.57	2.45	5%	2.25	14%

Copper AISC[a,b] ($/lb)	3.67	3.61	2%	3.06	20%

Revenue ($ millions)[a]	556	769	(28)%	474	17%

Attributable EBITDA ($ millions)[b]	280	376	(26)%	199	41%

a.	On an attributable basis.

b.	Further information on these non-GAAP financial measures, including detailed reconciliations, is included in the endnotes to this press release.

c.

Gold COS/oz is calculated as cost of sales across our gold operations (excluding sites in closure or care and maintenance) divided by ounces sold (both on an attributable basis using Barrick’s ownership share).

d.	Copper COS/lb is calculated as cost of sales across our copper operations divided by pounds sold (both on an attributable basis using Barrick’s ownership share).

BARRICK FIRST QUARTER 2026	5	PRESS RELEASE

Regional Summarya and 2026 Guidanceb

	For the three months ended			2026 Guidance
	3/31/26	12/31/25	3/31/25

Gold

North America

Gold produced (000s oz)	457	595	454	1,770 - 1,980

Gold sold (000s oz)	462	608	460

COS ($/oz)[d]	1,783	1,663	1,687	1,820 - 2,010

TCC ($/oz)[c]	1,213	1,169	1,272	1,270 - 1,410

AISC ($/oz)[c]	1,612	1,460	1,843	1,690 - 1,870

Revenue ($ millions)	2,253	2,604	1,353

Attributable EBITDA ($ millions)[c]	1,552	1,730	668

South America & Asia Pacific

Gold produced (000s oz)	74	72	92	630 - 730

Gold sold (000s oz)	76	69	89

COS ($/oz)[d]	1,773	1,553	1,267	1,490 - 1,590

TCC ($/oz)[c]	1,126	983	890	940 - 1,020

AISC ($/oz)[c]	1,393	1,898	1,368	1,430 - 1,530

Revenue ($ millions)	376	289	264

Attributable EBITDA ($ millions)[c]	261	155	162

Africa & Middle East

Gold produced (000s oz)	188	204	212	820 - 910

Gold sold (000s oz)	210	283	202

COS ($/oz)[d]	2,281	2,527	1,639	1,420 - 1,520

TCC ($/oz)[c]	1,633	1,364	1,244	1,060 - 1,140

AISC ($/oz)[c]	1,836	1,575	1,602	1,360 - 1,460

Revenue ($ millions)	1,053	1218	597

Attributable EBITDA ($ millions)[c]	667	823	306

Total Gold

Gold produced (000s oz)	719	871	758	2,900 - 3,250

Gold sold (000s oz)	748	960	751

COS ($/oz)[d]	1,922	1,904	1,629	1,870 - 2,070

TCC ($/oz)[c]	1,327	1,205	1,220	1,330 - 1,470

AISC ($/oz)[c]	1,708	1,581	1,775	1,760 - 1,950

Revenue ($ millions)	3,682	4,111	2,214

Attributable EBITDA ($ millions)[c]	2,480	2,708	1,136

Total Copper

Copper produced (kt)	49	62	44	190 - 220

Copper sold (kt)	45	67	51

COS ($/lb)[e]	3.41	3.37	2.92	3.05 - 3.35

C1 cash costs ($/lb)[c]	2.57	2.45	2.25	2.20 - 2.45

AISC ($/lb)[c]	3.67	3.61	3.06	3.45 - 3.75

Revenue ($ millions)	556	769	474

Attributable EBITDA ($ millions)[c]	280	376	199

a.	All figures in this table are on an attributable basis.

b.	See “Outlook Assumptions and Economic Sensitivity Analysis” in endnote 6 of this press release.

c.	Further information on these non-GAAP financial measures, including detailed reconciliations, is included in endnote 3 of this press release.

d.

Gold COS/oz is calculated as cost of sales across our gold operations (excluding sites in closure or care and maintenance) divided by ounces sold (both on an attributable basis using Barrick’s ownership share).

e.	Copper COS/lb is calculated as cost of sales across our copper operations divided by pounds sold (both on an attributable basis using Barrick’s ownership share).

BARRICK FIRST QUARTER 2026	6	PRESS RELEASE

Technical Information

The scientific and technical information contained in this MD&A has been reviewed and approved by Jesse Clark, BSc (Hons), MSc, SMERM, Director, Geology; Richard Peattie, MPhil, FAusIMM, Chief Technical Officer; and Joel Holliday, FAusIMM, Executive Vice-President, Exploration – each a “Qualified Person” as defined in National Instrument 43-101 – Standards of Disclosure for Mineral Projects.

All mineral reserve and mineral resource estimates are estimated in accordance with National Instrument 43-101 – Standards of Disclosure for Mineral Projects. Unless otherwise noted, such mineral reserve and mineral resource estimates are as of December 31, 2025.

Endnotes

Endnote 1

On an attributable basis.

Endnote 2

On an attributable basis. Gold COS/oz is calculated as cost of sales across our gold operations (excluding sites in closure or care and maintenance) divided by ounces sold (both on an attributable basis using Barrick’s ownership share).

Endnote 3 – Non-GAAP Financial Measures

Total cash costs per ounce and All-in sustaining costs per ounce

“Total cash costs” per ounce (TCC/oz) and “All-in sustaining costs” per ounce (AISC/oz) are non-GAAP financial performance measures which are calculated based on the definition published by the World Gold Council (a market development organization for the gold industry comprised of and funded by gold mining companies from around the world, including Barrick, the “WGC”). The WGC is not a regulatory organization. Management uses these measures to monitor the performance of our gold mining operations and their ability to generate positive cash flow, both on an individual site basis and an overall company basis. TCC/oz start with our cost of sales related to gold production and removes depreciation, the non-controlling interest of cost of sales and costs allocated to by-products. AISC/oz start with TCC/oz and includes sustaining capital expenditures, sustaining leases, general and administrative costs, minesite exploration and evaluation costs related to the current mine plan and reclamation cost accretion and amortization. Barrick believes that the use of TCC/oz and AISC/oz will assist analysts, investors and other stakeholders of Barrick in understanding the costs associated with producing gold, understanding the economics of gold mining, assessing our operating performance and also our ability to generate free cash flow from the gold operations portion of our business. Due to the capital-intensive nature of the industry and the long useful lives over which these items are depreciated, there can be a significant timing difference between net earnings calculated in accordance with IFRS and the amount of free cash flow that is generated by a mine and therefore Barrick believes these measures are useful non-GAAP operating metrics and supplement our IFRS disclosures. These measures are not representative of all of Barrick’s cash expenditures as they do not include income tax payments, interest costs or dividend payments. These measures do not include depreciation or amortization. TCC/oz and AISC/oz are intended to provide additional information only and do not have standardized definitions under IFRS and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. These measures are not equivalent to net income or cash flow from operations as determined under IFRS. Although the WGC has published a standardized definition, other companies may calculate these measures differently. Further details on these non-GAAP financial performance measures are provided in the MD&A accompanying Barrick’s financial statements filed from time to time on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov. The following table reconciles these non-GAAP financial measures to the most directly comparable IFRS measure.

BARRICK FIRST QUARTER 2026	7	PRESS RELEASE

Reconciliation of Gold Cost of Sales to Total cash costs and All-in sustaining costs, including on a per ounce basis

($ millions, except per oz information in dollars)		For the three months ended

	Footnote	3/31/26	12/31/25	3/31/25

COS applicable to gold production		1,874	2,423	1,568

Depreciation		(449)	(503)	(342)

Total cash costs applicable to equity method investments		128	111	109

Costs allocated to by-products		(119)	(130)	(60)

Other	a	(33)	(258)	5

Non-controlling interests	b	(409)	(487)	(364)

Total cash costs		992	1,156	916

General & administrative costs		39	64	42

Minesite exploration and evaluation costs	c	4	8	5

Minesite sustaining capital expenditures	d	380	458	564

Sustaining leases		6	4	8

Rehabilitation - accretion and amortization (operating sites)	e	16	16	17

Non-controlling interest, copper operations and other	f	(159)	(191)	(217)

All-in sustaining costs		1,278	1,515	1,335

Ounces sold - attributable basis (koz)	g	748	960	751

COS/oz	h,i	1,922	1,904	1,629

TCC/oz	i	1,327	1,205	1,220

AISC/oz	i	1,708	1,581	1,775

a.	Other - Other adjustments mainly relate to treatment and refining charges.

b.	Non-controlling interests - Non-controlling interests include non-controlling interests related to gold production of $600 million for Q1 2026, (Q4 2025: $741 million; Q1 2025: $487 million). Non-controlling interests include NGM, Pueblo Viejo, Loulo-Gounkoto, Tongon, North Mara and Bulyanhulu. Refer to Note 5 to the Financial Statements for further information.

c.	Exploration and evaluation costs - Exploration, evaluation and project expenses are included in AISC if they support current mine operations.

d.	Capital expenditures - Capital expenditures are related to our gold sites only and are split between minesite sustaining and project capital expenditures.

e.	Rehabilitation—accretion and amortization - Includes depreciation on the assets related to rehabilitation provisions of our gold operations and accretion on the rehabilitation provision of our gold operations, split between operating and non-operating sites.

f.	Non-controlling interest and copper operations - Removes general and administrative costs related to non-controlling interests and copper based on a percentage allocation of revenue. Also removes exploration, evaluation and project expenses, rehabilitation costs and capital expenditures incurred by our copper sites and the non-controlling interest of NGM, Pueblo Viejo, Loulo-Gounkoto, Tongon, North Mara and Bulyanhulu operating segments. It also includes capital expenditures applicable to our equity method investment in Kibali. The impact is summarized as the following:

($ millions)	For the three months ended

Non-controlling interest, copper operations and other	3/31/26	12/31/25	3/31/25

General & administrative costs	(6)	(10)	(6)

Minesite exploration and evaluation expenses	(1)	(3)	0

Rehabilitation - accretion and amortization (operating sites)	(5)	(5)	(5)

Minesite sustaining capital expenditures	(147)	(173)	(206)

All-in sustaining costs total	(159)	(191)	(217)

g.	Ounces sold - attributable basis - Excludes Long Canyon which is producing residual ounces from the leach pad while in care and maintenance.

h.	COS/oz - Gold COS/oz is calculated as cost of sales across our gold operations (excluding sites in closure or care and maintenance) divided by ounces sold (both on an attributable basis using Barrick’s ownership share).

i.	Per ounce figures - COS/oz, TCC/oz and AISC/oz may not calculate based on amounts presented in this table due to rounding.

Free Cash Flow, Attributable Free Cash Flow and Attributable Operating Cash Flow

“Free cash flow” is a non-GAAP financial measure that deducts capital expenditures from net cash provided by operating activities. “Attributable free cash flow” starts with free cash flow and adds our attributable share of free cash flow from our equity investees and subtracts the free cash flow attributable to the non-controlling interests. Management believes these to be useful indicators of our ability to operate without reliance on additional borrowing or usage of existing cash. Attributable operating cash flow starts with cash provided by operating activities and adds our attributable share of cash provided by operating activities from our equity investees and subtracts the cash provided by operating activities attributable to the non-controlling interests. Management believes this to be useful indicator of the amount of cash provided by operating activities to Barrick’s ownership share. Free cash flow, attributable free cash flow and attributable operating cash flow are intended to provide additional information only and do not have any standardized definition under IFRS, and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. These measures are not necessarily indicative of

BARRICK FIRST QUARTER 2026	8	PRESS RELEASE

operating profit or cash flow from operations as determined under IFRS. Other companies may calculate these measures differently. Further details on this non-GAAP financial performance measure are provided in the MD&A accompanying Barrick’s financial statements filed from time to time on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov. The following table reconciles these non-GAAP financial measures to the most directly comparable IFRS measure.

Reconciliation of Net Cash Provided by Operating Activities to Free Cash Flow, Attributable Free Cash Flow and Attributable Operating Cash Flow

($ millions)	For the three months ended

	3/31/26	12/31/25	3/31/25

Net cash provided by operating activities	2,554	2,726	1,212

Capital expenditures	(979)	(1,107)	(837)

Free cash flow (consolidated)	1,575	1,619	375

Free cash flow applicable to equity investees	330	172	156

Non-controlling interests	(692)	(731)	(120)

Attributable free cash flow	1,213	1,060	411

Attributable capital expenditures	755	906	631

Attributable operating cash flow	1,968	1,966	1,042

Adjusted Net Earnings and Adjusted Net Earnings per Share

“Adjusted net earnings” and “adjusted net earnings per share” are non-GAAP financial performance measures. Adjusted net earnings excludes the following from net earnings: impairment charges (reversals) related to intangibles, goodwill, property, plant and equipment, and investments; acquisition/disposition gains/losses; foreign currency translation gains/losses; significant tax adjustments; other items that are not indicative of the underlying operating performance of our core mining business; and tax effect and non-controlling interest of the above items. Management uses this measure internally to evaluate our underlying operating performance for the reporting periods presented and to assist with the planning and forecasting of future operating results. Management believes that adjusted net earnings is a useful measure of our performance because impairment charges, acquisition/disposition gains/losses and significant tax adjustments do not reflect the underlying operating performance of our core mining business and are not necessarily indicative of future operating results. Furthermore, foreign currency translation gains/losses are not necessarily reflective of the underlying operating results for the reporting periods presented. The tax effect and non-controlling interest of the adjusting items are also excluded to reconcile the amounts to Barrick’s shares on a post-tax basis, consistent with net earnings. Adjusted net earnings and adjusted net earnings per share are intended to provide additional information only and do not have standardized definitions under IFRS and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. The measures are not necessarily indicative of operating profit or cash flow from operations as determined under IFRS. Other companies may calculate these measures differently. The following table reconciles these non-GAAP financial measures to the most directly comparable IFRS measure. Further details on these non-GAAP financial performance measures are provided in the MD&A accompanying Barrick’s financial statements filed from time to time on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov.

Reconciliation of Net Earnings to Net Earnings per Share, Adjusted Net Earnings and Adjusted Net Earnings per Share

($ millions, except per share amounts in dollars)	For the three months ended

	3/31/26	12/31/25	3/31/25

Net earnings attributable to equity holders of the Company	1,602	2,406	474

Impairment charges related to intangibles, goodwill, property, plant and equipment, and investments[a]	0	5	4

Acquisition/disposition (gains) losses[b]	1	(1,146)	0

(Gain) loss on currency translation	20	6	2

Significant tax adjustments[c]	35	80	(15)

Other expense adjustments[d]	18	559	173

Non-controlling interest	(8)	(101)	(11)

Tax effect[e]	(20)	(55)	(24)

Adjusted net earnings	1,648	1,754	603

Net earnings per share[f]	0.96	1.43	0.27

Adjusted net earnings per share[f]	0.98	1.04	0.35

a.	There were no significant impairment charges or reversals in the current period or prior periods.

BARRICK FIRST QUARTER 2026	9	PRESS RELEASE

b.

Acquisition/disposition gains for Q4 2025 relate to gain on sale of our Hemlo gold mine, our interest in the Tongon gold mine and the Alturas project. Q4 2025 was further impacted by the accounting impact of regaining control of the Loulo-Gounkoto complex on December 16, 2025.

c.

For Q1 2026, significant tax adjustments include the re-measurement of current and deferred tax balances and the impact of uncertain tax positions. For Q4 2025, significant tax adjustments include the resolution of uncertain tax positions, the impact of prior year adjustments and the recognition of deferred tax assets. Significant tax adjustments for Q1 2025 include the re-measurement of deferred tax balances.

d.

Other expense for Q1 2026 period mainly related to the fair value increment on inventory resulting from the purchase price allocation when we regained control of Loulo-Gounkoto, reduced operations costs at Mali, legal and consulting costs related to our North America IPO project and revaluation of contingent consideration for Hemlo. Other expense for 2025 periods mainly related to the reduced operations costs relating to Mali in Q1 2025, the settlement payment to the Government of Mali in November 2025, the fair value increment on inventory resulting from the purchase price allocation when we regained control of Loulo-Gounkoto and severance costs incurred

e.	Tax effect for Q1 2026 mainly relates to Mali other expense adjustments, Q4 2025 primarily relates to acquisition/disposition losses (gains) and Q1 2025 primarily relates to other expense adjustments
f.	Calculated using weighted average number of shares outstanding under the basic method of earnings per share.

C1 cash costs per pound and All-in sustaining costs per pound

“C1 cash costs” per pound (C1 cash costs/lb) and “All-in sustaining costs” per pound (AISC/lb) are non-GAAP financial performance measures related to our copper mine operations. We believe that C1 cash costs/lb enables investors to better understand the performance of our copper operations in comparison to other copper producers who present results on a similar basis. C1 cash costs/lb excludes royalties, production taxes and non-routine charges as they are not direct production costs. AISC/lb is similar to the gold AISC metric and management uses this to better evaluate the costs of copper production. We believe this measure enables investors to better understand the operating performance of our copper mines as this measure reflects all of the sustaining expenditures incurred in order to produce copper. AISC/lb includes C1 cash costs, sustaining capital expenditures, sustaining leases, general and administrative costs, minesite exploration and evaluation costs, royalties, production taxes, reclamation cost accretion and amortization and writedowns taken on inventory to net realizable value. Further details on these non-GAAP financial performance measures are provided in the MD&A accompanying Barrick’s financial statements filed from time to time on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov. The following table reconciles these non-GAAP financial measures to the most directly comparable IFRS measure.

Reconciliation of Copper Cost of Sales to C1 cash costs and All-in sustaining costs, including on a per pound basis

($ millions, except per lb information in dollars)	For the three months ended

	3/31/26	12/31/25	3/31/25

Cost of sales	217	281	208

Depreciation/amortization	(43)	(88)	(60)

Treatment and refinement charges	35	53	42

C1 cash costs applicable to equity method investments	95	174	90

Less: royalties	(30)	(37)	(21)

Costs allocated to by-products	(18)	(22)	(5)

C1 cash costs of sales	256	361	254

General & administrative costs	6	11	8

Rehabilitation - accretion and amortization	1	1	1

Royalties	30	37	21

Minesite exploration and evaluation costs	2	3	2

Minesite sustaining capital expenditures	66	116	57

Sustaining leases	1	2	3

All-in sustaining costs	362	531	346

Tonnes sold - attributable basis (thousands of tonnes)	45	67	51

Pounds sold - attributable basis (millions pounds)	99	147	112

COS/lba,b	3.41	3.37	2.92

C1 cash costs per pound[a]	2.57	2.45	2.25

AISC/lba	3.67	3.61	3.06

a.	COS/lb, C1 cash costs/lb and AISC/lb may not calculate based on amounts presented in this table due to rounding.
b.	Copper COS/lb is calculated as cost of sales across our copper operations divided by pounds sold (both on an attributable basis using Barrick’s ownership share).

EBITDA, Adjusted EBITDA, Attributable EBITDA, Attributable EBITDA Margin and Net Leverage

EBITDA is a non-GAAP financial measure, which excludes the following from net earnings: income tax expense; finance costs; finance income; and depreciation. Management believes that EBITDA is a valuable indicator of our ability to generate liquidity by producing operating cash flow to fund working capital needs, service debt obligations, and fund capital expenditures. Management uses EBITDA for this purpose. Adjusted EBITDA removes the effect of impairment charges; acquisition/disposition gains/losses; foreign currency translation gains/losses; and other

BARRICK FIRST QUARTER 2026	10	PRESS RELEASE

expense adjustments. We also remove the impact of the income tax expense, finance costs, finance income and depreciation incurred in our equity method accounted investments. Attributable EBITDA further removes the non-controlling interest portion. Barrick believes these items provide a greater level of consistency with the adjusting items included in our adjusted net earnings reconciliation, with the exception that these amounts are adjusted to remove any impact on finance costs/income, income tax expense and/or depreciation as they do not affect EBITDA. Barrick believes this additional information will assist analysts, investors and other stakeholders of Barrick in better understanding our ability to generate liquidity from our attributable business, including equity method investments, by excluding these amounts from the calculation as they are not indicative of the performance of our core mining business and do not necessarily reflect the underlying operating results for the periods presented. Additionally, it is aligned with how we present our forward-looking guidance on gold ounces and copper pounds produced. Attributable EBITDA margin is calculated as attributable EBITDA divided by revenues - as adjusted. We believe this ratio will assist analysts, investors and other stakeholders of Barrick to better understand the relationship between revenues and EBITDA or operating profit. Net leverage is calculated as debt, net of cash divided by the sum of adjusted EBITDA of the last four consecutive quarters. We believe this ratio will assist analysts, investors and other stakeholders of Barrick in monitoring our leverage and evaluating our balance sheet. EBITDA, adjusted EBITDA, attributable EBITDA, EBITDA margin and net leverage are intended to provide additional information to investors and analysts and do not have any standardized definition under IFRS, and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. EBITDA, adjusted EBITDA and attributable EBITDA exclude the impact of cash costs of financing activities and taxes, and the effects of changes in operating working capital balances, and therefore are not necessarily indicative of operating profit or cash flow from operations as determined under IFRS. Other companies may calculate EBITDA, adjusted EBITDA, attributable EBITDA, EBITDA margin and net leverage differently. Further details on these non-GAAP financial performance measures are provided in the MD&A accompanying Barrick’s financial statements filed from time to time on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov. The following table reconciles these non-GAAP financial measures to the most directly comparable IFRS measure.

Reconciliation of Net Earnings to EBITDA, Adjusted EBITDA and Attributable EBITDA

($ millions)		For the three months ended

	3/31/26	12/31/25	3/31/25

Net earnings	2,481	3,213	781

Income tax expense	747	794	278

Finance costs, net[a]	19	42	39

Depreciation	499	599	411

EBITDA	3,746	4,648	1,509

Impairment charges of non-current assets[b]	0	5	4

Acquisition/disposition losses (gains)[c]	1	(1,146)	0

(Gain) loss on currency translation	20	6	2

Other expense adjustments[d]	18	559	173

Income tax expense, net finance costs[a] and depreciation from equity investees	148	238	141

Adjusted EBITDA	3,933	4,310	1,829

Non-controlling Interests	(1,173)	(1,226)	(468)

Attributable EBITDA	2,760	3,084	1,361

Revenues - as adjusted[e]	4,181	4,810	2,685

Attributable EBITDA margin[f]	66%	64%	51%

	As at 3/31/26	As at 12/31/25	As at 3/31/25

Net leverage[g]	-0.2:1	-0.2:1	0.1:1

a.	Finance costs exclude accretion.
b.	There were no significant impairment charges or reversals in the current period or prior periods.
c.

Acquisition/disposition gains for Q4 2025 relate to gain on sale of our Hemlo gold mine, our interest in the Tongon gold mine and the Alturas project. Q4 2025 was further impacted by the accounting impact of regaining control of the Loulo-Gounkoto complex on December 16, 2025.

d.

Other expense for Q1 2026 period mainly related to the fair value increment on inventory resulting from the purchase price allocation when we regained control of Loulo-Gounkoto, reduced operations costs at Mali, legal and consulting costs related to our North America IPO project and revaluation of contingent consideration for Hemlo. Other expense for 2025 periods mainly related to the reduced operations costs relating to Mali in Q1 2025, the settlement payment to the Government of Mali in November 2025, the fair value increment on inventory resulting from the purchase price allocation when we regained control of Loulo-Gounkoto and severance costs incurred

e.	Refer to Reconciliation of Sales to Realized Price per oz/pound on the next page of this press release.
f.	Represents attributable EBITDA divided by revenues - as adjusted.
g.	Represents debt, net of cash divided by adjusted EBITDA of the last four consecutive quarters.

BARRICK FIRST QUARTER 2026	11	PRESS RELEASE

Capital Expenditures

These amounts are presented on the same basis as our guidance. Minesite sustaining capital expenditures and project capital expenditures are non-GAAP financial measures. Capital expenditures are classified into minesite sustaining capital expenditures or project capital expenditures depending on the nature of the expenditure. Minesite sustaining capital expenditures is the capital spending required to support current production levels. Project capital expenditures represent the capital spending at new projects and major, discrete projects at existing operations intended to increase net present value through higher production or longer mine life. Management believes this to be a useful indicator of the purpose of capital expenditures and this distinction is an input into the calculation of all-in sustaining costs per ounce/pound. Classifying capital expenditures is intended to provide additional information only and does not have any standardized definition under IFRS, and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. Other companies may calculate these measures differently. Further details on these non-GAAP financial performance measures are provided in the MD&A accompanying Barrick’s financial statements filed from time to time on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov. The following table reconciles these non-GAAP financial performance measures to the most directly comparable IFRS measure.

Reconciliation of the Classification of Capital Expenditures

($ millions)		For the three months ended

	3/31/26	12/31/25	3/31/25

Minesite sustaining capital expenditures	380	458	564

Project capital expenditures	570	630	269

Capitalized interest	29	19	4

Total consolidated capital expenditures	979	1,107	837

Realized Price

“Realized price” is a non-GAAP financial performance measure which excludes from sales: treatment and refining charges; and cumulative catch-up adjustment to revenue relating to our streaming arrangements. We believe this provides investors and analysts with a more accurate measure with which to compare to market gold and copper prices and to assess our gold and copper sales performance. For those reasons, management believes that this measure provides a more accurate reflection of our Company’s past performance and is a better indicator of its expected performance in future periods. The realized price measure is intended to provide additional information, and does not have any standardized definition under IFRS and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. The measure is not necessarily indicative of sales as determined under IFRS. Other companies may calculate this measure differently. Further details on these non-GAAP financial performance measures are provided in the MD&A accompanying Barrick’s financial statements filed from time to time on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov. The following table reconciles realized prices to the most directly comparable IFRS measure.

Reconciliation of Sales to Realized Price per ounce/pound

($ millions, except per oz/lb information in dollars)		Gold			Copper
				For the three months ended

	3/31/26	12/31/25	3/31/25	3/31/26	12/31/25	3/31/25

Sales	4,756	5,353	2,766	343	514	304

Sales applicable to non-controlling interests	(1,591)	(1,756)	(848)	0	0	0

Sales applicable to equity method investments[a,b]	446	418	252	196	233	164

Sales applicable to sites in closure or care and maintenance[c]	(13)	(5)	(1)	0	0	0

Treatment and refinement charges	9	10	6	35	53	42

Other[d]	0	(10)	0	0	0	0

Revenues – as adjusted	3,607	4,010	2,175	574	800	510

Ounces/pounds sold (koz/Mlb)[c]	748	960	751	99	147	113

Realized gold/copper price per oz/lbe	4,823	4,177	2,898	5.79	5.42	4.51

a.

Represents sales of $341 million for Q1 2026 (Q4 2025: $327 million; Q1 2025: $191 million) applicable to our 45% equity method investment in Kibali and $105 million (Q4 2025: $91 million; Q1 2025: $61 million) applicable to our 24.5% equity method investment in Porgera for gold. Represents sales of $110 million for Q1 2026 (Q4 2025: $151 million; Q1 2025: $95 million) applicable to our 50% equity method investment in Zaldívar and $86 million (Q4 2025: $83 million; Q1 2025: $72 million), applicable to our 50% equity method investment in Jabal Sayid for copper.

b.	Sales applicable to equity method investments are net of treatment and refinement charges.
c.	On an attributable basis. Excludes Long Canyon which is producing residual ounces from the leach pad while in care and maintenance.

BARRICK FIRST QUARTER 2026	12	PRESS RELEASE

d.	Represents cumulative catch-up adjustment to revenue relating to our streaming arrangements. Refer to note 2e of the 2025 Annual Financial Statements for more information.
e.	Realized price per oz/lb may not calculate based on amounts presented in this table due to rounding.

Endnote 4

On an attributable basis. Copper COS/lb is calculated as cost of sales across our copper operations divided by pounds sold (both on an attributable basis using Barrick’s ownership share).

Endnote 5

A Tier One Gold Asset is an asset with a $1,500/oz reserve with potential to deliver a minimum 10-year life, annual production of at least 500,000 ounces of gold and with projected costs per ounce in the lower half of the industry cost curve. A Tier One Copper Asset/Project is an asset with a $3.25/lb reserve with potential for +5Mt contained copper in support at least 20 years life, annual production of at least 200ktpa, with costs per pound in the lower half of the industry cost curve. Tier One Assets must be located in a world-class geological district with potential for organic reserve growth and long-term geologically driven addition.

Endnote 6 – 2026 Outlook Assumptions and Economic Sensitivity Analysis

	2026 guidance assumption	Hypothetical change	Consolidated impact on EBITDA (millions)	Attributable impact on EBITDA[3] (millions)	Attributable impact on TCC[3] and AISC[3]

Gold price sensitivity	$4,500/oz	+/- $100/oz	+/-$390	+/-$270	+/-$5/oz

Copper price sensitivity	$5.50/lb	+/-$0.25/lb	+/- $110	+/- $110	+/-$0.01/lb

Oil prices	$70/bbl WTI $75/bbl Brent	+/- $10/bbl	+/- $61	+/- $56	+/- $12/oz

Key Outlook Assumptions	2026

Gold price ($/oz)	4,500

Copper price ($/lb)	5.50

Oil price (WTI) ($/barrel)	70

Oil price (Brent) ($/barrel)	75

AUD exchange rate (AUD:USD)	0.75

ARS exchange rate (USD:ARS)	1,513

CAD exchange rate (USD:CAD)	1.30

CLP exchange rate (USD:CLP)	900

EUR exchange rate (EUR:USD)	1.10

BARRICK FIRST QUARTER 2026	13	PRESS RELEASE

Cautionary Statement on Forward-Looking Information

Certain information contained or incorporated by reference in this press release, including any information as to our strategy, projects, plans or future financial or operating performance, constitutes “forward-looking statements”. All statements, other than statements of historical fact, are forward-looking statements. The words “believe”, “expect”, “plan”, “committed”, “guidance”, “project”, “progress”, “continue”, “progress”, “develop”, “on track”, “target”, “ongoing”, “estimate”, “growth”, “potential”, “future”, “extend”, “will”, “could”, “would”, “should”, “may” and similar expressions identify forward-looking statements. In particular, this press release contains forward-looking statements including, without limitation, with respect to: Barrick’s forward-looking production guidance; estimates of future cost of sales per ounce for gold and per pound for copper, total cash costs per ounce and C1 cash costs per pound, and all-in sustaining costs per ounce/pound; projected capital, operating and exploration expenditures; our ability to convert resources into reserves and replace reserves net of depletion from production; mine life and production rates, including anticipated production growth from Barrick’s organic project pipeline; the potential for Fourmile to become a standalone Tier One Gold Asset; Barrick’s global exploration strategy and planned exploration activities; Barrick’s copper strategy; our plans, and expected timing, completion and benefits of our growth projects, including the progress of the Lumwana Super Pit Expansion project; Barrick’s decision to slow development activity at Reko Diq; potential mineralization and metal or mineral recoveries; Barrick’s performance dividend policy; Barrick’s intention to pursue and the expected timing for and potential benefits of an initial public offering (“IPO”) of Barrick’s North American gold assets; the structure and the ability of the IPO to generate significant value for Barrick and Newmont; and expectations regarding future price assumptions, financial performance and other outlook or guidance.

Forward-looking statements are necessarily based upon a number of estimates and assumptions including material estimates and assumptions related to the factors set forth below that, while considered reasonable by the Company as at the date of this press release in light of management’s experience and perception of current conditions and expected developments, are inherently subject to significant business, economic and competitive uncertainties and contingencies. Known and unknown factors could cause actual results to differ materially from those projected in the forward-looking statements and undue reliance should not be placed on such statements and information. Such factors include, but are not limited to: fluctuations in the spot and forward price of gold, copper or certain other commodities (such as silver, diesel fuel, natural gas and electricity); risks associated with projects in the early stages of evaluation and for which additional engineering and other analysis is required; risks related to the possibility that future exploration results will not be consistent with the Company’s expectations, that quantities or grades of reserves will be diminished, and that resources may not be converted to reserves; risks associated with the fact that certain of the initiatives described in this press release are still in the early stages and may not materialize; changes in mineral production performance, exploitation and exploration successes; risks that exploration data may be incomplete and considerable additional work may be required to complete further evaluation, including but not limited to drilling, engineering and socioeconomic studies and investment; the speculative nature of mineral exploration and development; lack of certainty with respect to foreign legal systems, corruption and other factors that are inconsistent with the rule of law; changes in national and local government legislation, taxation, controls or regulations and/or changes in the administration of laws, policies and practices, including the status of value added tax refunds received in Chile in connection with the Pascua-Lama Project; expropriation or nationalization of property and political or economic developments in Canada, the United States, or other countries in which Barrick does or may carry on business in the future; risks relating to the proposed initial public offering of an entity that will hold Barrick’s North American assets; risks relating to political instability in certain of the jurisdictions in which Barrick operates; timing of receipt of, or failure to comply with, necessary permits and approvals; non-renewal of key licenses by governmental authorities; failure to comply with environmental and health and safety laws and regulations; increased costs and physical and transition risks related to climate change, including extreme weather events, resource shortages, emerging policies and increased regulations related to greenhouse gas (“GHG”) emission levels, energy efficiency and reporting of risks; the Company’s ability to achieve its sustainability goals, including its climate-related goals and GHG emissions reduction targets, in particular its ability to achieve its Scope 3 emissions targets which require reliance on entities within Barrick’s value chain, but outside of the Company’s direct control, to achieve such targets within the specified timeframes; contests over title to properties, particularly title to undeveloped properties, or over access to water, power and other required infrastructure; the liability associated with risks and hazards in the mining industry, and the ability to maintain insurance to cover such losses; damage to the Company’s reputation due to the actual or perceived occurrence of any number of events, including negative publicity with respect to the Company’s handling of environmental matters or dealings with community groups, whether true or not; risks related to operations near communities that may regard Barrick’s operations as being detrimental to them; litigation and legal and administrative proceedings; operating or technical difficulties in connection with mining or development activities, including geotechnical challenges, tailings dam and storage facilities failures, and disruptions in the maintenance or provision of required infrastructure and information technology systems; increased costs, delays, suspensions and technical challenges associated with the construction of capital projects; risks associated with working with partners in jointly controlled assets; risks related to disruption of supply routes which may cause delays in construction and mining activities, including disruptions in the supply of key mining inputs due to the invasion of Ukraine by Russia and conflicts in the Middle East; risk of loss due to acts of war, terrorism, sabotage and civil disturbances; risks associated with artisanal and illegal mining; risks associated with Barrick’s infrastructure, information technology systems and the implementation of Barrick’s technological initiatives, including risks related cybersecurity incidents, including those caused by computer viruses, malware, ransomware and other cyberattacks, or similar information technology system failures, delays and/or disruptions; the impact of global liquidity and credit availability on the timing of cash flows and the values of assets and liabilities based on projected future cash flows; the impact of inflation, including global inflationary pressures driven by ongoing global supply chain disruptions, global energy cost increases following the

BARRICK FIRST QUARTER 2026	14	PRESS RELEASE

invasion of Ukraine by Russia and country-specific political and economic factors in Argentina and uncertainty related to Venezuela; adverse changes in our credit ratings; fluctuations in the currency markets; changes in U.S. dollar interest rates; changes in U.S. trade, tariff and other controls on imports and exports, tax, immigration or other policies that may impact relations with foreign countries, result in retaliatory policies, lead to increased costs for raw materials and components, or impact Barrick’s existing operations and material growth projects; risks arising from holding derivative instruments (such as credit risk, market liquidity risk and mark-to-market risk); risks related to the demands placed on the Company’s management, the ability of management to implement its business strategy and enhanced political risk in certain jurisdictions; uncertainty whether some or all of Barrick’s targeted investments and projects will meet the Company’s capital allocation objectives and internal hurdle rate; whether benefits expected from recent transactions are realized; business opportunities that may be presented to, or pursued by, the Company; our ability to successfully integrate acquisitions or complete divestitures; risks related to competition in the mining industry; employee relations including loss of key employees; availability and increased costs associated with mining inputs and labor; risks associated with diseases, epidemics and pandemics; risks related to the failure of internal controls; and risks related to the impairment of the Company’s goodwill and assets.

In addition, there are risks and hazards associated with the business of mineral exploration, development and mining, including environmental hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins, flooding and gold bullion, copper cathode or gold or copper concentrate losses (and the risk of inadequate insurance, or inability to obtain insurance, to cover these risks).

Many of these uncertainties and contingencies can affect our actual results and could cause actual results to differ materially from those expressed or implied in any forward-looking statements made by, or on behalf of, us. Readers are cautioned that forward-looking statements are not guarantees of future performance. All of the forward-looking statements made in this press release are qualified by these cautionary statements. Specific reference is made to the most recent Form 40-F/ Annual Information Form on file with the SEC and Canadian provincial securities regulatory authorities for a more detailed discussion of some of the factors underlying forward-looking statements and the risks that may affect Barrick’s ability to achieve the expectations set forth in the forward-looking statements contained in this press release. We disclaim any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as required by applicable law.

BARRICK FIRST QUARTER 2026	15	PRESS RELEASE